

16012573

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brock Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue - 39th Floor
(No. and Street)

New York	**NY**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Svenson **212-209-3000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

RSGN&C CPA
(Name - if individual, state last, first, middle name)

97 Froehlich Farm Blvd	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles O. Svenson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Brock Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Subscribed and sworn to before me this 22nd day of February, 2015



Notary Public

WILHELMINA A LYDON
NOTARY PUBLIC STATE OF NEW YORK
QUEENS COUNTY
REG. NO. 01LY4892395
COMM. EXP. May 4, 2019

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROCK SECURITIES LLC
REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2015

Contents


RSGNC&S
RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Brock Securities, LLC

We have audited the accompanying financial statements of Brock Securities, LLC (a limited liability company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brock Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brock Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 and exemption report (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Brock Securities, LLC's financial statements. The supplemental information is the responsibility of Brock Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 22, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

BROCK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

ASSETS

Cash		$ 788,736
Accounts receivable		9,058
Other assets		14,250
	Total Assets	$ 812,044

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses		$ 10,448
Due to Related parties		88,650
	Total Liabilities	99,098
Members' equity		712,946
Total Liabilities and Members' Equity		$ 812,044

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Fee Income	$ 2,008,949
Expenses:	
Fee Expense	1,482,809
Professional and consulting fees	123,457
Compensation and benefits	78,181
Occupancy	64,463
Data and communication costs	25,880
Regulatory Fees	19,638
Fidelity Bond Insurance	18,000
Travel & Entertainment	17,146
Transaction Expense	13,447
Contributions	12,845
Memberships	7,265
Promotional Fees	6,861
State & LocalTaxes	11,101
Other	102,537
	1,983,631
Net Income (Loss)	$ 25,318

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at January 1, 2015	$ 1,262,627
Capital distributions	(575,000)
Net income (loss)	25,319
Balance at December 31, 2015	$ 712,946

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash used in operating activities:	
Net income (loss)	$ 25,319
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) Decrease in assets:	
Accounts Receivable	(7,058)
Due from Affiliates	762,305
Prepaid Expenses	(14,250)
Decrease in other assets	-
Increase (Decrease) in liabilities:	
Decrease in accounts payable, accrued expenses and other liabilities	7,498
Due to Affiliates	(375,858)
Total adjustments	372,637
Net cash used in operating activities	397,956
Cash provided from investing activities:	
Total cash provided from investing activities	-
Cash provided by financing activities:	
Capital withdrawals	(575,000)
Dividends paid	-
Total cash provided by financing activities	(575,000)
Increase/(Decrease) in cash	(177,044)
Cash at beginning of the year	965,780
Cash at end of the year	$ 788,736

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – ORGANIZATION AND OPERATIONS:

Brock Securities LLC (The "Company"), a limited liability company, was organized in the state of Delaware on July 13, 2002. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

The Company was organized as a sole member LLC and as such, no provision for federal and state taxes have been made since the Company in not a taxable entity. The member is liable for the taxes on the Company's income or loss.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2- inputs are inputs (other than quoted prices included within *Level 1*) that are observable for the asset or liability, either directly or indirectly.

Level 3- are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be classified to a lower level within the fair value hierarchy.

NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $689,638 at December 31, 2015, which exceeds required net capital of $100,000 by $589,638.

NOTE 4 – SIGNIFICANT GROUP CONCENTRATION OF RISK:

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2015 there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company at the beginning of 2015 had a $740,000 loan with its parent. During 2015 there were several paydowns on this loan. As of December 31, 2015 the balance had been paid. The Company has an expense sharing agreement with the parent. As of December 31, 2015 the Company owed the parent $88,650.

NOTE 6 – PROVISIONS FOR INCOME TAXES:

The Company is a limited liability company, as such, is treated as a partnership for income tax purposes. Accordingly, the taxable income or loss of the Company is reported by the parent in its tax returns. The Company is liable for New York City unincorporated business tax ("UBT") on its operations.

FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions.

NOTE 7 – RULE 15C3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts

NOTE 8 – SUBSEQUENT EVENTS:

Subsequent events have been evaluated and no events have been identified which require disclosure.

BROCK SECURITIES LLC

DECEMBER 31, 2015

SUPPORTING SCHEDULES

BROCK SECURITIES LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Net Capital:		
Total Members' Equity	$	712,946
Adjustments to Net Capital:		
Non-Allowable Assets and Other Deductions		(23,308)
Net Capital, as defined	$	689,638
Computation of basic net capital requirement:		
Minimum net capital requirement	$	6,607
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess Net Capital	$	589,638
Ratio Of Aggregate Indebtedness To Net Capital		.14 to 1
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities	$	99,098

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

BROCK SECURITIES LLC
COMPUTATION FOR DETERMONATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2015

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the information relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided



RAPHAEL
SANDERS
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Brock Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Brock Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brock Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Brock Securities, LLC stated that Brock Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Brock Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brock Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 22, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

BROCK SECURITIES LLC
EXEMPTION REPORT PURSUANT TO RULE 17a-5(d)(1) AND RULE 17a-5(d)(4)
DECEMBER 31, 2015

Brock Securities LLC (The "Company"), is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 CFR (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (d)(4). To the best of its knowledge and belief, the Company states:

The Company claimed an exemption from SEA Rule 15c3-3 under the following provision of that Rule: SEA Rule 15c3-3(k)(2)(i).

The Company met the identified exemption provision in SEA 15c3-3 throughout the most recent fiscal year without exception.

Brock Securities, LLC

I, Charles D. Svenson affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

RSGNC&S
RAPHAEL SANDERS GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Brock Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Brock Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, cancelled checks, and bank transfers, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC 6 and 7 test) prepared by the Company, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC 6 and 7 test workpapers) prepared by the Company supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by, anyone other than these specified parties.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, NY

February 22, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516 864 8600 FAX: 516 496 9688 | WWW.RSGNCCPAS.COM

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

08-65467 FINRA DEC
Brock Securities LLC
521 5th Avenue - 39th Floor
New York, NY 10175

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Thomas Hopkins (603) 216-8933

2. A. General Assessment (item 2e from page 2) $ 5,022

B. Less payment made with SIPC-6 filed (exclude interest) (4,920)
8/5/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 102

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 102

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brock Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 5th day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 15
and ending December 31, 20 15
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,008,949
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,008,949
2e. General Assessment @ .0025	$ 5,022

(to page 1, line 2.A.)